Exhibit 99.3

ELBIT IMAGING ANNOUNCES RETREAT OF BANK HAPOALIM FROM ITS
UNDERSTANDINGS WITH RESPECT TO STANDSTILL AGREEMENT AND
MAKES FURTHER ADJUSTMENTS TO THE PLAN OF ARRANGEMENT

Tel Aviv, Israel, July 16, 2013, Elbit Imaging Ltd. ("EI" or the "Company") (TASE, NASDAQ: EMITF) announced today that Bank Hapoalim B.M (the "Bank") notified the Company that the Bank's management did not approve the standstill agreement, as detailed hereinafter, and hence, it did not enter into force. On July 15, 2015, the respective representatives of the Company and the Bank agreed upon a form of a written standstill agreement subject to effectiveness of the “Company Proposal” with respect to the plan of arrangement, for the period ending on November 30, 2013, which was subject to the approval of the Bank's management.  The Bank's representatives furnished the form of written agreement to the Company, at its request, for the purpose of notifying the holders of the Company's unsecured financial debt in advance of their upcoming meetings to vote upon the proposed plans of arrangement. In light of a meeting of debt holders of the Company that was being held at 3:00 p.m. on July 15, 2013, the Company published the standstill agreement,, in the early afternoon on July 15, 2013, along with adjustments to the "Company's Proposal" with respect to the plan of arrangement, while explaining that the standstill agreement is subject to the approval of the Bank's management.  Later that day, shortly after 8:00 p.m., the Company received a written notice from a representative of the Bank that the Bank's management did not approve the standstill agreement, without reasoning or explanation.

In addition, the Company's board of directors has resolved to make further adjustments to the "Company's Proposal" and file an amended plan of arrangement. The aforementioned adjustments include the increase of the equity stake that would be issued to the holders of the Company's unsecured financial debt from 90% to 95% of the Company's outstanding share capital and certain wording and technical clarifications that were made at the request of the note holders' trustees. The aforementioned adjustments follow previous adjustments to the “Company Proposal”’  which include the increase of the principal amount of the second series of new notes (maturating on the eight anniversary of the date of issuance thereof), to be issued by the Company as part of the Arrangement, by NIS 70 million (approximately $ 19.4 million) to NIS 170 million (approximately $ 47.2 million), such that the entire aggregate principal amount of new notes, to be issued by the Company as part of the Arrangement will be NIS 570 million (approximately $ 158.3 million)

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and our relationship with our employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the risk that the Arrangement will not be approved by all the applicable stakeholders of the Company, the Court or others, that challenges by third parties or other events outside the control of the Company could delay the implementation of the Arrangement and result in its termination, that Bank Hapoalim will not agree to join the Arrangement on the terms proposed by the Company or at all, that the Company will be unable to refinance the loans owing to Bank Hapoalim, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
8 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054